CitiMortgage, Inc.
1000 Technology Drive
Mail Station 822
O'Fallon, MO 63368-2240

www.citimortgage.com

MANAGEMENT ASSESRTION

As of and for the year ended December 31, 2005, CitiMortgage, Inc. and subsidiaries and CitiMortgage Asset Management, Inc. (collectively referred to as the Company) has complied, in all material respects, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy of $300 million and errors and omissions policy in the amount of $50 million.

Very truly yours,

By:	/s/ Bill Beckmann
Bill Beckmann, President & Chief Operating Officer of CitiMortgage, Inc.

By:	/s/ Herb Gover
Herb Gover, Executive Vice President, North America Consumer Assets Operations

By:	/s/ Paul Ince
Paul Ince, Chief Financial Officer of CitiMortgage, Inc.

March 2, 2006

CitiMortgage, Inc. does business as Citicorp Mortgage in MT and NM.